

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 18, 2010

Via U.S. Mail and Facsimile

Lee R. Mitau, Esq.
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

> **Re: U.S. Bancorp**
> **Registration Statement on Form S-4**
> **Filed May 10, 2010**
> **File No. 333-166706**
>
> **USB Capital IX**
> **Schedule TO-I**
> **Filed May 10, 2010**
> **File No. 005-85456**

Dear Mr. Mitau:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Item 3. Identity and Background of Filing Person

1. Please provide the disclosure in this Item and in Item 5(e) in the document delivered to security holders.

Form S-4, filed May 10, 2010

Prospectus Cover Page

2. We note the legend required by Item 501(b)(10) of Regulation S-K and the
    "Subject to Completion" heading at the top of the cover page. We also note that
    the company appears to have commenced its exchange offer prior to the
    effectiveness of the registration statement. Please refer to Question 2 in Section
    I.E. of the July 2001 Interim Supplement to Publicly Available Telephone
    Interpretations and revise the legend and heading accordingly. Please also
    confirm that you will comply with this guidance in the future where an offering is
    commenced early.

3. Please revise to disclose the dollar amount of accrued and unpaid distributions
    that will be paid on each Normal ITS accepted in the exchange offer assuming the
    offer expires on the current expiration date. Revise throughout the prospectus, as
    necessary.

4. We note that you may prorate tendered securities in certain cases. Please confirm
    that if you determine the need to prorate the tendered securities you will comply
    with the requirements of Rule 14e-1(b) and extend the offer for ten business days
    (unless there are ten business days left in the offer period).

Where You Can Find More Information, page ii

5. While we recognize that any documents you file pursuant to Section 13(a), (c), 14
    or 15(d) of the Exchange Act after the date the prospectus is declared effective
    may be deemed incorporated by reference into the Form S-4, Schedule TO-T does
    not permit forward-incorporation by reference. Please revise or advise.

Forward-Looking Statements, page iii

6. We note that you do not undertake to update any forward-looking statements in
    light of new information or future events. This disclosure is inconsistent with
    your obligation under Rule 13e-4(d)(2) to amend the document to reflect a
    material change in the information previously disclosed. Please revise.

Questions and Answers about the Exchange Offer and the Consent Solicitation

What is the purpose of the Exchange Offer and the Consent Solicitation?, page 1

7. Revise to split into purposes of the Exchange Offer and purposes of the Consent Solicitation. In addition, under the Exchange Offer, make the following disclosures:

   a. Quantify how a successful offer would improve equity capital and/or regulatory capital;

   b. Disclose the additional interest costs; and

   c. Assess the impact on capital if the required consents are received, but no shares are exchanged.

What are the terms of the preferred stock?, page 2

8. Noting the legal opinion indicates the specific terms have not yet been approved, revise to add similar disclosure here.

What consideration are we offering …, page 3

9. Please revise to disclose whether there are any circumstances under which consent fees would not be paid to non-tendering holders that deliver valid consents. For example, disclose whether consent fees will be paid where holders of at least a majority in aggregate liquidation amount of the outstanding Normal ITS tender their Normal ITS.

Risk Factors

We may not accept all of the Normal ITS tendered in the Exchange Offer …, page 25

10. We note that you intend for the Normal ITS to continue to be listed on the New York Stock Exchange and that the New York Stock Exchange will consider delisting the outstanding Normal ITS if, among other things, the aggregate market value of the Normal ITS is less than $4 million, which you indicate would occur if greater than 99% of the outstanding Normal ITS were tendered into the Exchange Offer. Please revise to clarify whether you intend to accept all tendered Normal ITS other than the minimum number necessary to maintain the relevant listing standards.

The Exchange Offer and The Consent Solicitation

Conditions of the Exchange Offer, page 38

11. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any or at various times." This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make corresponding revisions to your filing as necessary.

12. Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

13. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Security Ownership, page 47

14. Please tell us why you need to qualify your disclosure "to the best of [your] knowledge" or delete the qualifying language.

Material U.S. Federal Income Tax Consequences, page 65

15. You state that this section is based on the treatment of the Trust as a grantor trust and on the treatment of the Underlying Notes as your indebtedness for U.S. federal income tax purposes. It is inappropriate to assume legal conclusions that underlie counsel's opinion. Please revise accordingly.

16. We note that counsel's opinion is subject to some uncertainty. Please provide risk factor disclosure that addresses the risks associated with the uncertain nature of counsel's opinion.

Exhibit 5.1

17. Counsel may not limit the legality opinion to only statutory law. Please arrange for counsel to clarify that the opinion is based on statutory law as well as all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: James J. Barresi, Esq.
Aaron A. Seamon, Esq.
Squire, Sanders & Dempsey L.L.P.